News

FOR IMMEDIATE RELEASE

BMO FINANCIAL GROUP REPORTS 36 PER CENT EARNINGS GROWTH

SECOND QUARTER 2003 PERFORMANCE OVERVIEW

Solid Growth in Retail and Business Banking and Improving Credit Performance Drive Earnings Growth

Year-over-year Highlights:

•	Net income of $409 million, up 36 per cent from $301 million

•	Personal and Commercial Client Group net income of $219 million, up 12 per cent

•	EPS of $0.77, up 35 per cent, and cash EPS[1] of $0.81

•	ROE of 15.2 per cent, up 3.6 percentage points, and cash ROE[1] of 15.9 per cent

•	Provision for credit losses of $120 million, significantly improved from $320 million

•	Strong Tier 1 Capital Ratio of 9.10 per cent, up from 8.61 per cent

Other Highlights:

•	BMO remains solidly on track to achieve all of its annual operating targets

•	Anticipated annual provision for credit losses lowered to at or below $600 million, down from the first quarter’s anticipated annual provision of $700 million

•	Personal and Commercial Client Group revenue up 6 per cent, as BMO’s overall revenue declines only marginally in the difficult business environment

•	Expenses up slightly as the expense-to-revenue ratio increases to 67.2 per cent from 66.4 per cent a year ago, but improves from 67.9 per cent in the first quarter

•	Expenses down from the first quarter and expense-to-revenue ratio at its best level in four quarters

1.	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results and explanations of non-recurring items are outlined in the “GAAP and Non-GAAP Measures” section, which precedes the “Review of Operating Groups Performance” in this release. The section also comments on the use of these measures. The adjustment that changes GAAP revenue to its taxable equivalent basis is discussed in the revenue section of Management’s Discussion and Analysis.

All Earnings per Share (EPS) measures in this release refer to diluted EPS unless specified otherwise.
All amounts in Canadian dollars, unless otherwise specified.

Summary Data

($ millions, except per share data and as noted)

		Increase/		Increase/			Increase/
		(Decrease)		(Decrease)			(Decrease)
	Q2-2003	vs. Q2-2002		vs. Q1-2003		YTD- 2003	vs. YTD-2002

Revenues (teb)	2,208	(14)	(1%)	(110)	(5%)	4,526	99	2%
Provision for credit losses	120	(200)	(63%)	(30)	(20%)	270	(230)	(46%)
Non-interest expenses	1,484	8	1%	(89)	(6%)	3,057	119	4%
Income taxes (teb)	179	69	62%	(1)	(1%)	359	74	26%
Net income	409	108	36%	10	3%	808	135	20%
Amortization of intangible assets (after tax)	20	5	29%	(2)	(9%)	42	11	33%
Cash net income	429	113	36%	8	2%	850	146	21%
Earnings per share — diluted ($)	0.77	0.20	35%	0.02	3%	1.52	0.24	19%
Cash earnings per share — diluted ($)	0.81	0.22	37%	0.02	3%	1.60	0.26	19%
Return on equity	15.2%		3.6%		0.9%	14.7%		1.6%
Cash return on equity	15.9%		3.7%		0.8%	15.5%		1.8%
Non-interest expense-to-revenue ratio	67.2%		0.8%		(0.7%)	67.5%		1.1%
Cash non-interest expense-to-revenue ratio	66.0%		0.3%		(0.6%)	66.3%		0.6%
Average net interest margin	1.96%		(0.06%)		0.02%	1.95%		(0.10%)

Toronto May 27, 2003 — BMO Financial Group reported a 36 per cent increase in earnings from a year ago. Net income was $409 million and EPS was $0.77 for its second quarter ended April 30, 2003, compared with net income of $301 million and EPS of $0.57 in the second quarter of last year. Cash net income, which reflects the add-back of the after-tax amortization of intangible assets, was $429 million and cash EPS was $0.81. There were no non-recurring items for reporting purposes in the quarter or for the year-to-date or in the comparative periods.

“BMO remains solidly on track to achieve its financial targets for 2003,” said Tony Comper, Chairman and Chief Executive Officer, BMO Financial Group. “The continuation of solid growth in personal and commercial banking volumes and improving credit performance are driving higher profitability.”

Net income for the second quarter of 2003 increased $108 million from the second quarter a year ago. The increase was driven by significantly improved results in Corporate Support, while strong volume growth in retail and business banking and higher net interest margins in Canada also contributed to the year-over-year increase. Corporate Support benefited from much lower provisions for credit losses, partially offset by lower corporate securitization revenue. BMO’s provision for credit losses in the second quarter of 2003 improved by $200 million from a year ago and is the most significant factor contributing to improved year-over-year performance. Results in the second quarter of 2002 included a $140 million provision for credit losses related to BMO’s exposure to Teleglobe Inc.

Net income for the year-to-date of $808 million was $135 million or 20 per cent higher than in the comparable period in 2002. The year-to-date increase was also attributable to the improving credit performance, as the provision for credit losses was reduced by $230 million, and to the continued improved performance in retail and business banking. Retail and business banking benefited from volume growth, as its net income rose 15 per cent.

Revenue of $2,208 million in the second quarter was down $14 million from a year earlier. Volume growth and improved net interest margins in Canadian retail and business banking were more than offset by the effects of low client-transaction volumes in other operating groups and the weaker U.S. dollar. The prior year had benefited from $57 million of corporate securitization revenue.

Non-interest expenses of $1,484 million were only $8 million higher than a year ago. The effects of the lower U.S. dollar and effective cost controls were modestly offset by the impact of acquired businesses and higher costs in Canadian retail and business banking associated with performance-based compensation, strategic initiatives and higher employee benefit costs.

The expense-to-revenue ratio was 67.2 per cent, up from 66.4 per cent a year ago but improved from the first quarter’s ratio of 67.9 per cent. Acquired businesses increased revenues in the quarter by $25 million year-over-year and expenses by $36 million. Excluding the additive effect of those businesses, the expense-to-revenue ratio was 65.2 per cent, marginally better than the ratio of a year ago.

“BMO remains committed to improving its expense-to-revenue ratio,” Mr. Comper added. “While we continue to incur the costs of investing in the businesses and initiatives that will form the basis for improved future performance, the expense-to-revenue ratio is at its best level in the past four quarters. Each of our operating groups is targeting to improve its cash-productivity ratio by 150 to 200 basis points for the year.”

The provision for credit losses was $120 million, down from $320 million a year ago. This quarter’s provision benefited from loan restructurings, with the assets received valued at, and then subsequently sold for, $21 million more than the net book value of the original loans. In addition, loan loss recoveries in respect of loan amounts that had been written-off in prior periods totalled $28 million in the quarter, compared with $17 million in each of the second quarter of 2002 and the first quarter of 2003.

Gross impaired loans increased by $30 million from the first quarter. New impaired loan formations totalled $350 million, up $43 million from the first quarter, and remain broadly in line with expectations at this point in the credit cycle. Exposures to industry groups that are currently more economically sensitive, such as communications and electric power generation, continue to represent a small part of BMO’s loan portfolio. The allowance for credit losses in these industries, as in other sectors, is considered to be adequate.

Management now estimates that the annual provision for credit losses will be at or below $600 million for 2003, down from the $700 million estimate last quarter and better than management’s target of an annual provision at or below $820 million, which had been established following the fourth quarter. The estimate has been reduced based on the favourable loan loss experience in the first half of the year.

BMO’s practice is to maintain low levels of U.S. dollar balance sheet translation risk by funding U.S. dollar investments with U.S. borrowings. Exchange rate fluctuations can affect net income. The Canadian dollar equivalent of BMO’s U.S. denominated revenues and expenses included in results this quarter was affected by the weakening of the U.S. dollar. Changes in the Canadian/U.S. exchange rate reduced revenues by $57 million relative to the second quarter a year ago and expenses by $36 million. Relative to the first quarter, Canadian/U.S. exchange rate fluctuations had no effect on BMO’s net income in the second quarter, after recoveries related to hedging activity. Rate changes reduced revenues in the second quarter by $42 million from the first quarter, expenses by $31 million and the provision for credit losses by $4 million. At the start of each quarter, BMO enters into transactions that are expected to partially offset the pre-tax effects of the exchange rate fluctuations in the quarter. Second quarter revenue included $7 million related to this hedging activity. Future revenue and expenses will be affected by future currency fluctuations, while the gain or loss from related hedging transactions in future periods will be determined by both the currency fluctuations and the amount of the underlying future transactions, since the transactions are entered into each quarter in relation to net income for the next three months. Each one-cent change in the Canadian/U.S. exchange rate affects BMO’s quarterly earnings by approximately $1 million before income taxes, in the absence of hedging activity.

The ratios of revenue and net income of U.S. based businesses to total revenue and net income were unusually high in the second quarter of 2002, partially due to that quarter’s recognition of $57 million of U.S. corporate securitization revenue and a $47 million write-down of BMO’s ownership interests in its own high-yield Canadian collateralized bond obligations.

Revenue from U.S. based businesses totalled $710 million in the second quarter of 2003, representing 32 per cent of total revenue, compared with 36 per cent a year ago. Year-to-date, revenue from U.S. based business of $1,416 million represented 31 per cent of BMO’s revenue, compared with $1,484 million and 34 per cent in 2002. This year’s ratio benefited from the wealth management acquisitions of the past year.

Earnings from U.S. based businesses represented 25 per cent of net income in the quarter, compared with 49 per cent a year ago. Improved performance from our Canadian operations, in absolute terms and relative to the U.S., and the weaker U.S. dollar contributed to the shift. Relatively weaker investment banking and wealth management operations in the United States, where geopolitical uncertainties have affected client-transaction volumes, and non-cash amortization costs of acquired U.S. wealth management businesses also affected the comparative ratios.

BMO’s net income for the quarter rose three per cent from the first quarter, driven largely by a lower provision for credit losses. The second quarter has three fewer calendar days than the first quarter and the U.S. dollar fell appreciably relative to the Canadian dollar in the second quarter. These factors contributed to both revenue and expenses declining somewhat from the first quarter.

In Canada, Personal and Commercial Client Group revenue was up nine per cent and net income up 15 per cent from the second quarter of 2002. In the United States, loan volumes, measured in U.S. dollars, rose 25 per cent, but revenue and expenses fell six per cent because of lower net interest margins and the weaker U.S. dollar.

Investment Banking Group net income was up seven per cent from a year ago despite difficult market conditions. On April 4, 2003, the Group announced it had signed an agreement to acquire Gerard Klauer Mattison (GKM), a New York-based mid-market investment bank, for approximately US$30 million. The transaction, which is expected to close by the end of June, establishes a solid equity research, sales and trading platform in the United States. The addition of GKM will allow BMO to build on its strengths in serving Harris Nesbitt middle-market clients, while strengthening its Canadian franchise by providing enhanced U.S. equity capital markets and research capabilities.

Private Client Group earnings in the quarter were down just slightly from a year ago in the continued challenging operating environment, but cash earnings and earnings excluding acquired businesses were higher.

Operating Group Net Income

($ millions, except as noted)

		Increase/		Increase/			Increase/
		(Decrease)		(Decrease)			(Decrease)
	Q2-2003	vs. Q2-2002		vs. Q1-2003		YTD- 2003	vs. YTD-2002

Personal and Commercial Client Group	219	23	12%	(6)	(3%)	444	58	15%
Private Client Group	25	(2)	(6%)	(8)	(25%)	58	(3)	(5%)
Investment Banking Group	168	11	7%	(13)	(8%)	349	6	2%
Corporate Support, including T&S	(3)	76	98%	37	96%	(43)	74	64%

BMO Financial Group	409	108	36%	10	3%	808	135	20%

In the first quarter of 2003, certain enhancements were reflected in funds transfer pricing. All of the associated enhancements were applied retroactively in the first quarter and segmented results for prior periods reflect the reclassifications. Note 9 to the attached unaudited interim consolidated financial statements outlines the reclassifications affecting prior period results.

Annual Targets for 2003, Excluding Non-Recurring Items	Performance to April 30, 2003

• Achieve EPS growth of 10 to 15 per cent	• 18.8 per cent growth for the year-to-date
• Achieve an ROE of 14 to 15 per cent	• 14.7 per cent annualized
•   Maintain an annual provision for credit losses at or below the 2002 level ($820 million).
Management now estimates that the annual provision will be at or below $600 million, further reducing the updated estimate of $700 million provided following the first quarter.
• $270 million for the year-to-date
• Maintain a Tier 1 capital ratio of at least 8.0 per cent.	• 9.10 per cent

2003 Earnings Outlook Unchanged

BMO continues to anticipate achieving its annual targets for fiscal 2003. Lower provisions for credit losses and effective cost controls are expected to compensate for the weaker than expected economic environment, the sustained weakness in some of our business sectors and the effect of the weaker U.S. dollar on Canadian equivalent earnings from U.S. operations over the balance of the year.

After expanding 3.4 per cent in 2002, Canadian real GDP is now anticipated to grow 2.9 per cent in 2003, down from our year-end estimate of 3.8 per cent and our first-quarter estimate of 3.5 per cent. The weaker growth profile is largely attributable to lower exports to a struggling U.S. economy and to the recent outbreak of severe acute respiratory syndrome (SARS). Notwithstanding the lower estimate, healthy growth in domestic demand, especially in housing markets, has sustained strong growth in personal and mortgage lending. Despite soft capital spending, business lending continues to expand.

While the Canadian economy continues to grow at a respectable pace, the U.S. expansion remains uneven. Following modest growth of 2.4 per cent in 2002, U.S. real GDP is now expected to grow 2.3 per cent in 2003, down from our year-end estimate of 3.2 per cent and our first-quarter estimate of 2.8 per cent. Persistent weakness in U.S. labor markets has weighed on household consumption and personal lending. Weak U.S. business investment in the first half of the year, relating in part to uncertainty about the conflict in Iraq, has undermined commercial lending volumes. In contrast, ongoing strength in housing markets continues to support strong growth in mortgage lending. The U.S. economy is expected to strengthen in the second half of the year in response to a decline in geopolitical uncertainty, new fiscal stimulus, low interest rates and a weaker U.S. dollar. This should lead to firmer lending growth and capital markets activity as the year progresses.

Note on Performance Analysis

Management and certain other observers believe that analyzing results excluding non-recurring items enhances performance analysis. There were no non-recurring items in any of the reporting periods discussed in this release. In addition, cash-based earnings measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also provided because analysts frequently focus on these measures and cash EPS is used by Thomson First Call, which tracks third-party earnings forecast estimates that are frequently reported in the media. When necessary, the foregoing adjustments and their effects on our results are outlined in the “GAAP and Non-GAAP Earnings Measures” table. Securities regulators require that corporations caution readers that earnings as adjusted for such items do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal.

Management’s Responsibility for Financial Information

A rigorous and comprehensive financial governance framework is in place at BMO and its subsidiaries at both the management and board levels. Each year, BMO’s Annual Report contains a statement signed by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) outlining management’s responsibility for financial information contained in the report. BMO also filed certifications, signed by the CEO and CFO, with the Securities and Exchange Commission (SEC) in the United States on January 24, 2003 when it filed its Annual Report and other continuous disclosure documents. In those filings, BMO’s CEO and CFO certified, as required by U.S. law, the appropriateness of BMO’s financial disclosures in the Annual Report and the effectiveness of controls and procedures over those disclosures. Our CEO and CFO voluntarily certify to the SEC the appropriateness of our financial disclosures in BMO’s results news releases, including the attached unaudited interim consolidated financial statements. The certifications of the financial disclosures in the first quarter release were filed on March 18, 2003.

As in prior quarters, BMO’s audit committee reviewed the attached unaudited consolidated financial statements and the other contents of this news release, including Management’s Discussion and Analysis of Results of Operations and Financial Condition. BMO’s Board of Directors continues to approve these documents prior to their release.

Management’s Discussion and Analysis of Results of Operations (MD&A) for the quarter is attached. A more comprehensive discussion of our businesses, strategies and objectives can be found in the MD&A in BMO’s 2002 Annual Report, which can be accessed on our web site as directed in the Investor and Media Presentations section. Readers are also encouraged to visit our web site to view other quarterly financial information.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this news release, and may be included in filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2003 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: global capital market activities; interest rate and currency value fluctuations; the effects of war or terrorist activities; the effects of disease or illness that impact on local, national or international economies; industry and worldwide economic and political conditions; regulatory and statutory developments; the effects of competition in the geographic and business areas in which we operate; management actions; and technological changes. We caution that the foregoing list of factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.

INVESTOR AND MEDIA PRESENTATIONS

Investor Presentation Materials

Interested investors, the media and others are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentations and a supplementary financial information package. Copies of these documents are also available at BMO Financial Group’s offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.

Quarterly Conference Call and Webcast Presentations

Interested parties are invited to listen to our quarterly conference call on Tuesday, May 27, 2003 at 3:30 p.m. (EDT). At that time, BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 1-888-789-0089 (toll-free outside Toronto) or 416-695-9753 (from within Toronto). A replay of the conference call can be accessed until Friday, June 6, 2003 by calling 1-888-742-2491 and entering passcode 5963.

A live webcast of the quarterly conference call can be accessed at www.bmo.com/investorrelations. A replay of the webcast can be accessed on our website until August 25, 2003.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ian Blair, Toronto, ian.blair@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101

Investor Relations Contacts

Susan Payne, Senior Vice-President, Investor Relations, susan.payne@bmo.com, 416-867-6656
Lynn Inglis, Director, Investor Relations, lynn.inglis@bmo.com, 416-867-5452
Amanda Mason, Senior Manager, Investor Relations, amanda.mason@bmo.com, 416-867-3562

Chief Financial Officer

Karen Maidment, Executive Vice-President and Chief Financial Officer, karen.maidment@bmo.com, 416-867-6776

Corporate Secretary

corp.secretary@bmo.com, 416-867-6785

SECOND QUARTER 2003 MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (MD&A)

OPERATING OVERVIEW

Value Measures

Annualized ROE was 15.2 per cent for the quarter and 14.7 per cent for the year-to-date, in line with our annual target of 14 to 15 per cent.

EPS of $0.77 rose 35 per cent from the second quarter of 2002. Year-to-date, EPS of $1.52 was up 19 per cent from the comparable period in 2002. BMO targeted 10 to 15 per cent EPS growth for the year.

Net economic profit (NEP), which is explained on page 17 of the 2002 Annual Report, was $140 million, compared with $42 million in the second quarter of 2002. Year-to-date, NEP was $262 million, up from $157 million in the first six months of 2002.

BMO’s total shareholder return (TSR) for the second quarter was negative 2.2 per cent, as the stock gave back some of the 9.2 per cent TSR generated in the first quarter. The TSR for the twelve months ended April 30, 2003 was 9.8 per cent, the second best of Canada’s major banks. Our 12-month TSR compared favourably with the six-bank average return of 1.8 per cent and the TSX Composite Total Return of negative 12.3 per cent.

BMO’s average annual TSR for the five-year period ended April 30, 2003 was 3.8 per cent, in the middle range of the six major banks. While this is considered our most fundamental performance measure, the result is subject to start-date bias. The year 1998 was characterized by the announcements of proposed mergers, their subsequent non-approval and the so-called Asian liquidity crisis. Because BMO’s stock price did not decline as much as some other banks late in 1998, BMO’s relative average five-year performance may decline later this year, as the impact of BMO’s higher relative performance in late 1998 starts to affect the computation of the five-year average.

Net Income

Net income for the second quarter of 2003 was $409 million, an increase of $108 million or 36 per cent from the second quarter of 2002. The improvement was attributable to a reduced provision for credit losses, partially offset by a higher effective income tax rate and modest changes in total revenues and expenses. The provision in 2002 was affected by a $140 million charge related to Teleglobe Inc.

Year-to-date, net income was $808 million, 20 per cent higher than in 2002. The increase was due to the significantly improved provision for credit losses. Solid revenue growth in Canadian retail and business banking and revenue from acquired businesses were offset by expenses of acquired businesses, investment in initiatives and higher benefits costs.

BMO’s practice is to maintain low levels of U.S. dollar balance sheet translation risk by funding U.S. dollar investments with U.S. borrowings. Exchange rate fluctuations can affect net income. The Canadian dollar equivalent of BMO’s U.S. denominated revenues and expenses included in results this quarter was affected by the weakening of the U.S. dollar. The Canadian/U.S. dollar exchange rate averaged 1.46 in the second quarter, compared with 1.59 in the second quarter a year ago and 1.55 in the first quarter. Change in the Canadian/U.S. dollar exchange rate reduced revenues by $57 million relative to the second quarter a year ago and expenses by $36 million. Canadian/U.S. dollar exchange rate fluctuations had no effect on BMO’s net income in the second quarter relative to the first quarter, after recoveries related to hedging activity. Change in the Canadian/U.S. exchange rate reduced revenues in the quarter by $42 million relative to the first quarter, expenses by $31 million and the provision for credit losses by $4 million. At the start of each quarter, BMO enters into transactions that are expected to partially offset the pre-tax effects of Canadian/U.S. dollar exchange rate fluctuations on our U.S. net income in the quarter. In the second quarter, foreign exchange revenues included in non-interest revenue related to this hedging activity were approximately $7 million, offsetting the aforementioned reductions. The gain or loss from such hedging transactions in future periods will be determined by both future currency fluctuations and the amount of the underlying future transactions, since the transactions are entered into each quarter in relation to net income for the next three months. Each one-cent change in the Canadian/U.S. exchange rate affects BMO’s quarterly earnings by approximately $1 million before income taxes, in the absence of hedging activity.

Revenue

BMO, like most banks, analyzes revenue on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level equivalent to amounts that would attract tax at the statutory rate. The adjustments amounted to $44 million in the current quarter and $83 million year-to-date, up from $29 million in the comparable quarter a year ago and $56 million for the comparable year-to-date. This year, we refined our policies prospectively to include adjustments for common and certain additional preferred share dividend revenue, resulting in a $16 million increase in the teb adjustment in the quarter and a $30 million adjustment year-to-date.

Revenue of $2,208 million decreased $14 million from the second quarter of last year. Year-to-date, revenue rose $99 million or two per cent. Revenue growth benefited from the acquisitions of wealth management businesses that occurred during and subsequent to the second quarter of 2002. After adjusting for the additive effect of these businesses, second quarter revenues decreased $39 million or two per cent from a year ago and year-to-date revenues increased $6 million.

Revenue in the second quarter was $110 million lower than in the first quarter. Three fewer days in this most recent quarter, the weaker U.S. dollar and lower client-driven transaction volumes contributed to the decline. In addition, the first quarter benefited from the $32 million ($25 million after-tax) gain on the TSX IPO. Losses on investment securities totaled $45 million in the second quarter, compared with losses of $16 million in the first quarter. The $29 million change from the first quarter was largely offset by higher non-interest trading revenue related to commodities derivatives.

Revenue of $33 million was recognized in the second quarter that related to the termination of our relationship with a derivative counterparty, and the associated unwinding of our derivative contracts with the counterparty. Certain amounts related to the termination of the relationship and the unwinding of the contracts are the subject of litigation with the counterparty. Additional amounts owing from the counterparty will only be recognized when these amounts are received.

Net interest income was $1,251 million, an increase of $51 million from the second quarter of last year. Average assets rose $18 billion to $262 billion while net interest margins declined 6 basis points to 1.96 per cent. The increase in net interest income was attributable to strong volume and margin growth in Personal and Commercial Client Group in Canada. Asset volumes rose in U.S. retail and business banking and in investment banking, but net interest margins were down, combining with the weaker U.S. dollar to lower net interest earnings in both units.

Year-to-date, net interest income of $2,522 million rose one per cent from a year ago, driven by volume growth and improved net interest margins in Canadian retail and business banking, partially offset by reduced net interest margins in investment banking on the maturity of higher-yielding assets.

Non-interest revenue in the second quarter fell $65 million from the prior year to $957 million. The prior year benefited from the recognition of $57 million of corporate securitization revenue. The effects of the weaker U.S. dollar and low client-driven trading volumes were largely offset by acquired businesses. Investment securities losses totalled $45 million this quarter, reflective of write-downs, but were somewhat lower than a year ago, as the second quarter of 2002 was affected by $47 million of CBO write-downs. Investment losses in the second quarter of 2003 were offset by higher commodities derivatives trading revenue. Trading revenue was up sharply from the weak results of a year ago, while mergers and acquisitions and origination revenues were down year-over-year.

Relative to the first quarter, non-interest revenue declined $90 million or nine per cent. The prior quarter included $32 million of revenue related to the TSX IPO. Also contributing to the decline were three fewer days in this most recent quarter, the weaker U.S. dollar, lower client-driven transaction volumes and lower mergers and acquisitions and origination revenues. Higher trading revenues offset higher investment securities losses.

Year-to-date, non-interest revenue rose $65 million to $2,004 million. Acquired businesses, higher trading revenue and mergers and acquisitions and equity origination fees, together with the TSX gain, contributed to the improvement. The increase was mitigated by lower securitization revenue, the effects of the weaker U.S. dollar and lower equity-related trading commissions.

Non-Interest Expenses

Non-interest expenses of $1,484 million increased $8 million from the second quarter of last year. Excluding the additive effect of acquired businesses, expenses declined $29 million or two per cent. The reduction was achieved in spite of higher pension and employee benefits costs. Performance-based compensation costs were down $26 million from a year ago. Expenses increased somewhat in Personal and Commercial Client Group due to higher benefits costs, higher performance-based compensation costs and investments in strategic initiatives, but grew at a lower rate than revenues. Expenses were reduced in our other operating groups due to lower performance-based compensation costs, the lower U.S. dollar and effective cost management.

Non-interest expenses were reduced $89 million or six per cent from the first quarter, due to three fewer days this quarter, lower performance-based compensation and lower stock-based mid-term incentive program (MTIP) compensation costs, the weaker U.S. dollar and effective cost management.

Year-to-date, non-interest expenses were $3,057 million, an increase of $119 million or four per cent from 2002. Excluding acquired businesses, costs were down $2 million. Pension and MTIP compensation costs were $38 million higher than a year ago, while performance-based compensation costs were $36 million lower than in 2002.

The expense-to-revenue ratio in the second quarter was 67.2 per cent, up from 66.4 per cent a year ago but improved from 67.9 per cent in the first quarter. Excluding acquired businesses, the expense ratio was consistent with a year ago. Year-to-date, the ratio was 67.5 per cent, up from 66.4 per cent a year ago. Excluding acquired businesses, the ratio was 65.7 per cent, consistent with the 2002 ratio.

During the quarter, BMO announced that it had signed an agreement that provides for the outsourcing of its human resources processing functions for a period of 10 years, while retaining the strategic management of human resources. The arrangement, which involves the transfer of a number of BMO staff and has an annual value of $75 million, lessens the need to invest in enhanced technologies in future years and is reflective of BMO’s focus on managing costs, while improving corporate performance. BMO anticipates that the arrangement will be neutral to marginally positive to earnings in the first two years and somewhat more favourable in subsequent years.

Income Taxes

As explained in the Revenue section, BMO adjusts revenue to a taxable equivalent basis, with an offsetting adjustment to the provision for income taxes. As such, the provision for income taxes and associated rates are stated on a taxable equivalent basis in this MD&A. The provision for income taxes as a percentage of income was 29.6 per cent in the second quarter, compared with 25.9 per cent a year ago. The provision of a year ago reflected the recognition of higher tax benefits. This quarter’s effective tax rate was modestly higher than the anticipated 28 to 29 per cent range established at the end of fiscal 2002. We now expect that the effective income tax rate will be between 28.5 and 29.5 per cent for the 2003 fiscal year, up slightly from last year’s estimate, while the sustainable rate is still estimated to be 30 to 31 per cent.

Year-to-date, the effective tax rate was 29.9 per cent, up slightly from 28.9 per cent a year ago due to recognition of higher tax benefits in 2002.

Balance Sheet

Total assets of $257.9 billion increased $5.1 billion from October 31, 2002. Changes in the Canadian/U.S. dollar exchange rate had the effect of reducing assets by $8.5 billion from October 31. Higher securities balances and derivative-related amounts were partially offset by a $3.9 billion reduction in cash resources.

Securities rose $8.7 billion, driven by growth of $10.9 billion in trading securities. Corporate debt grew $3.7 billion, while corporate equity grew by $6.3 billion, due to market opportunities. Investment securities decreased $2.2 billion largely due to lower holdings of United States government securities. Unrealized gains on investment securities increased $35 million from last year-end to $356 million.

Net loans and acceptances increased $1.1 billion, reflecting a $2.0 billion increase in residential mortgages and retail loans and $1.5 billion increase in securities purchased under resale agreements. This was offset in part by a $2.3 billion decrease in loans to business and governments and related acceptances.

Other assets declined $3.5 billion, mainly in amounts due from clients, dealers and brokers.

Liabilities increased $4.9 billion from October 31, 2002, as total deposits increased $3.6 billion. Deposits by banks increased $7.6 billion and continue to provide funding for growth in trading securities. The increase in banks’ deposits was partially offset by a $4.7 billion decrease in deposits by business and governments. Deposits from individuals, which tend to be more stable, increased by $0.7 billion and accounted for 46 per cent of total deposits, unchanged from the end of 2002.

Derivative-related liabilities rose $2.6 billion, while derivative-related assets rose $2.7 billion. Securities sold but not yet purchased and securities sold under repurchase agreements increased $2.0 billion. Other liabilities declined $2.3 billion due to lower sundry payables.

Risk Management

The provision for credit losses totalled $120 million in the quarter, down from $320 million in the second quarter of last year and from $150 million in the first quarter. The year-ago provision included $140 million related to BMO’s exposure to Teleglobe Inc. This quarter’s provision represents an annualized 32 basis points of average net loans and acceptances, including securities purchased under resale agreements, compared with 87 basis points a year ago. The provision in the quarter benefited from loan restructurings, with the assets received valued at, and then subsequently sold for, $21 million more than the net book value of the original loans. In addition, the provision also benefited from loan loss recoveries of $28 million in respect of loans written off in prior periods, compared with $17 million of such recoveries in each of the second quarter of last year and the first quarter of 2003.

The year-to-date provision for credit losses was $270 million, down from $500 million in the comparable period in 2002. It represents an annualized 36 basis points of average net loans and acceptances, compared with 68 basis points a year ago.

BMO now expects its annual provision for credit losses to be at or below $600 million for 2003, down from the $700 million estimate provided when our first quarter results were released and down from our annual target of at or below $820 million that was established following the fourth quarter of last year. The estimate has been reduced based on favourable loan loss experience in the first half of the year. While we continue to be encouraged by the ongoing performance of our loan portfolios, which resulted in a further reduction of the required provision for credit losses in the second quarter, the outlook still remains uncertain in view of the slow pace of economic recovery and low level of business-confidence in the United States.

Gross impaired loans totalled $2,312 million at the end of the quarter, compared with $2,282 million at the end of the first quarter and $2,337 million at the end of last year. Gross impaired loans represented 1.51 per cent of gross loans and acceptances at the end of the quarter, unchanged from the end of the first quarter and down slightly from 1.54 per cent at the end of 2002. Gross impaired loans as a percentage of equity and allowance for credit losses was 14.9 per cent, compared with 14.7 per cent at the end of the first quarter and 15.2 per cent at the end of 2002.

Impaired loans, after deduction of specific allowances for credit losses, totalled $1,557 million, compared with $1,515 million at the end of the first quarter and $1,568 million at the end of last year. The general allowance for credit losses totalled $1,180 million and was unchanged from the prior year. It is maintained to cover any impairment in the loan portfolio that cannot yet be associated with specific loans.

New impaired loan formations totalled $350 million in the quarter, up from $307 million in the immediately preceding quarter. This quarter’s formations reflect primarily the continuing weakness in the U.S. economy and in the U.S. electric power generation sector.

During the second quarter, BMO sold $70 million of assets, consisting of impaired loans and assets related to the previously-mentioned restructured loans, for proceeds of $21 million in excess of net book value. Year-to-date, BMO has sold $84 million of assets related to restructured loans and impaired loans for proceeds of $20 million in excess of net book value. Write-offs totalled $102 million in the quarter, down from $152 million in the first quarter of 2003.

The net loans exposure to telecom and cable companies was approximately $1.8 billion or 1.2 per cent of total net loans and acceptances at the end of the quarter. We have recorded specific allowances for credit losses of $95 million on the $465 million of telecom and cable industry loans classified as impaired. The net loans exposure to electric power generation companies was approximately $0.9 billion or 0.6 per cent of total net loans and acceptances at the end of the quarter. We have recorded specific allowances for credit losses of $158 million on the $300 million of electric power generation industry loans classified as impaired. Our net loans exposure to the hospitality and recreation industries, as well as airlines and aerospace, totals $1.7 billion or 1.1 per cent of total net loans and acceptances at the end of the second quarter. Exposures to the more economically troubled regions of the world remain limited.

BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios, at 52 per cent and 24 per cent, respectively.

BMO’s market risk and liquidity and funding management practices and key measures were outlined on pages 30 to 34 of the 2002 Annual Report. There have been no material changes to risk levels or practices in the quarter.

Capital Management

BMO’s Tier 1 capital ratio improved to 9.10 per cent from 9.05 per cent in the first quarter and 8.80 per cent at the end of last year. The total capital ratio was 12.02 per cent, compared with 12.49 per cent in the first quarter and 12.23 per cent at the end of fiscal 2002.

On April 9, 2003, BMO redeemed its US$350 million Floating Rate Subordinated Notes, Series B1 issue. The redemption was prompted by the high yields relative to current market alternatives. The redemption was the primary factor in the reduction of the total capital ratio.

Critical Accounting Policies

The notes to BMO’s October 31, 2002 audited consolidated financial statements outline our significant accounting policies. In addition, Note 2 to the attached April 30, 2003 unaudited interim consolidated financial statements provides details of changes to significant accounting policies since October 31, 2002.

On February 1, 2004, we expect to adopt the Canadian Institute of Chartered Accountants’ new accounting guideline on consolidation of variable interest entities (VIE’s). VIE’s are off-balance sheet entities, previously referred to as special purpose entities, and include customer securitization and asset management entities. A discussion of our VIE’s and their financial position at October 31, 2002 is contained in Note 7 to the audited annual consolidated financial statements on page 77 of BMO’s Annual Report. We are in the process of analyzing the new rules to determine which VIE’s, if any, will require consolidation. Most of our VIE’s were set up to hold customer assets and related funding and we do not believe it would be meaningful to include these amounts on our balance sheet. We are exploring whether any of our arrangements with VIE’s can be modified so that they meet the criteria for non-consolidation.

Page 25 of the 2002 Annual Report contains a discussion of certain accounting policies that are considered particularly important, as they require management to make significant judgments, some of which may relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.

Credit Rating

BMO’s credit rating, as measured by a composite of Moody’s and Standard & Poor’s (S&P) senior debt ratings, remains unchanged at AA-, but with S&P maintaining a negative outlook. During the quarter, Moody’s upgraded its ratings outlook on BMO to stable from negative, based on its view that our core earnings provide sufficient flexibility to address asset quality problems centred on the unregulated power and telecom sectors.

GAAP and Non-GAAP Measures

($ millions, except per share data and as noted)

	Q2-2003	Q2-2002	Q1-2003	YTD-2003	YTD-2002

Revenues (teb)	2,208	2,222	2,318	4,526	4,427
Provision for credit losses	120	320	150	270	500
Non-interest expenses	1,484	1,476	1,573	3,057	2,938
Income taxes (teb)	179	110	180	359	285
Non-controlling interest in subsidiaries	16	15	16	32	31
Net income	409	301	399	808	673
Amortization of intangible assets (after tax)	20	15	22	42	31
Cash net income	429	316	421	850	704
Earnings per share — diluted ($)	0.77	0.57	0.75	1.52	1.28
Cash earnings per share — diluted ($)	0.81	0.59	0.79	1.60	1.34
Return on equity	15.2%	11.6%	14.3%	14.7%	13.1%
Cash return on equity	15.9%	12.2%	15.1%	15.5%	13.7%
Non-interest expense-to-revenue ratio	67.2%	66.4%	67.9%	67.5%	66.4%
Cash non-interest expense-to-revenue ratio	66.0%	65.7%	66.6%	66.3%	65.7%

Non-GAAP Measures

Although there are no non-recurring items reflected in the results for the periods presented above, BMO’s results of operations have periodically included non-recurring items. Such items are generally infrequent, material and quantifiable, and are not expected to recur in the near future. They are not considered to be appropriate inclusions in assessing ongoing operations. As a result, trend analysis is considered most relevant when non-recurring items are excluded from results.

Management and certain other observers believe that performance analysis is enhanced by focusing on results excluding non-recurring items. Cash-based results may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. These adjustments and their effects as they relate to the periods presented are outlined above. However, securities regulators require that corporations caution readers that earnings as adjusted for such items do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. A more complete discussion of Non-GAAP measures is included on page 18 of our 2002 Annual Report.

REVIEW OF OPERATING GROUPS PERFORMANCE

An analysis of financial results of each operating group is provided, together with some of their business achievements for the second quarter of 2003.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect the transfers. Note 9 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses.

During the first quarter, Harris Bank implemented a new instrument-level matched-maturity funds transfer pricing system. This enhancement is considered to incorporate industry best practices and shifts structural interest rate risk from the business units to the Corporate Support unit.

Concurrently with the implementation of the new funds transfer pricing methodology, certain Harris Bank portfolios were transferred from operating groups to Corporate Support. Refinements to BMO’s funding and cost allocations have also been implemented.

All of the above enhancements were implemented retroactively and prior period results of the operating groups and corporate support have been reclassified accordingly. Note 9 to the attached unaudited interim consolidated financial statements discloses the amounts of the reclassifications.

Operating Groups Summary Income Statements and Statistics for Q2-2003 and Year-to-Date 2003

	Q2-2003					YTD-2003

				Corp.					Corp.
				incl.	Total				incl.	Total
($ millions, except as noted)	P&C	PCG	IBG	T&S	BMO	P&C	PCG	IBG	T&S	BMO

Net interest income (teb)	808	136	357	(50)	1,251	1,641	274	725	(118)	2,522
Non-interest revenue	347	275	281	54	957	701	599	600	104	2,004

Total revenues (teb)	1,155	411	638	4	2,208	2,342	873	1,325	(14)	4,526
Provision for credit losses	75	1	57	(13)	120	151	2	116	1	270
Non-interest expense	742	369	337	36	1,484	1,505	783	702	67	3,057

Income before income taxes and non-controlling interest in subsidiaries	338	41	244	(19)	604	686	88	507	(82)	1,199
Income taxes (teb)	118	16	76	(31)	179	240	30	158	(69)	359
Non-controlling interest in subsidiaries	1	—	—	15	16	2	—	—	30	32

Net income Q2-2003	219	25	168	(3)	409	444	58	349	(43)	808

Net income Q1-2003	225	33	181	(40)	399

Net income Q2-2002	196	27	157	(79)	301	386	61	343	(117)	673

Other statistics
Net economic profit	116	(9)	35	nm	140	235	(9)	80	nm	262
Return on equity	21.8%	5.5%	13.6%	nm	15.2%	21.7%	6.4%	14.0%	nm	14.7%
Cash return on equity	22.6%	8.4%	13.6%	nm	15.9%	22.5%	9.4%	14.0%	nm	15.5%
Non-interest expense-to-revenue ratio	64.2%	90.1%	52.8%	nm	67.2%	64.3%	89.7%	52.9%	nm	67.5%
Cash non-interest expense-to-revenue ratio	63.6%	85.4%	52.8%	nm	66.0%	63.6%	85.0%	52.9%	nm	66.3%
Average net interest margin	3.06%	10.71%	1.02%	nm	1.96%	3.07%	10.04%	1.03%	nm	1.95%
Average common equity	3,944	1,677	4,637	273	10,531	3,945	1,677	4,637	253	10,512
Average assets ($ billions)	108.4	5.2	143.2	4.7	261.5	107.9	5.5	142.4	4.8	260.6
Full-time equivalent staff	19,242	5,706	2,059	7,185	34,192

nm — not meaningful

PERSONAL AND COMMERCIAL CLIENT GROUP

		Increase/		Increase/			Increase/
		(Decrease)		(Decrease)			(Decrease)
($ millions, except as noted)	Q2-2003	vs. Q2-2002		vs. Q1-2003		YTD- 2003	vs. YTD-2002

Net interest income (teb)	808	62	8%	(25)	(3%)	1,641	137	9%
Non-interest revenue	347	7	2%	(7)	(2%)	701	13	2%

Total revenues (teb)	1,155	69	6%	(32)	(3%)	2,342	150	7%
Provision for credit losses	75	5	7%	(1)	—	151	10	7%
Non-interest expense	742	41	6%	(21)	(3%)	1,505	74	5%

Income before income taxes and non-controlling interest in subsidiaries	338	23	7%	(10)	(3%)	686	66	11%
Income taxes (teb)	118	(1)	(1%)	(4)	(4%)	240	6	3%
Non-controlling interest in subsidiaries	1	1	—	—	—	2	2	—

Net income	219	23	12%	(6)	(3%)	444	58	15%

Amortization of intangible assets (after tax)	8	—	—	—	—	16	(1)	(3%)

Cash net income	227	23	11%	(6)	(3%)	460	57	14%

Return on equity	21.8%		1.6%		0.1%	21.7%		2.0%
Cash return on equity	22.6%		1.5%		0.2%	22.5%		2.0%
Non-interest expense-to-revenue ratio	64.2%		(0.4%)		(0.1%)	64.3%		(1.0%)
Cash non-interest expense-to-revenue ratio	63.6%		(0.2%)		—	63.6%		(0.9%)
Average net interest margin	3.06%		0.03%		(0.01%)	3.07%		0.02%
Average assets	108,436	7,552	7%	977	1%	107,939	8,544	9%

Results Overview

Net income of $219 million for the second quarter of 2003 increased $23 million or 12 per cent from the prior year, driven by solid revenue growth and more favourable income tax rates. Net income declined $6 million or three per cent from the first quarter, primarily because of three fewer days in the second quarter. Year-to-date, net income was up $58 million or 15 per cent from the comparable period in 2002, driven by strong revenue growth, lower income tax rates, and an improving productivity ratio.

Revenue for the quarter rose $69 million or six per cent from the second quarter a year ago to $1,155 million. Strong volume growth and higher net interest margins produced solid revenue growth in Canada. U.S. retail and business banking revenue declined as the weaker U.S. dollar and lower net interest margins more than offset revenue growth attributable to loan and deposit volumes.

Revenue declined from the first quarter in both Canada and the U.S., reflecting fewer days in the current quarter and weakness in the U.S. dollar, partially offset by the effects of volume growth in Canada. Net interest margins remained relatively stable in Canada and the U.S.

Year-to-date, revenue was up $150 million or seven per cent on strong volume growth in both Canada and the U.S., partially offset by the effects of the weaker U.S. dollar. Net interest margins were higher in Canada but lower in the United States. In Canada, net interest margins have benefited from this year’s higher interest rate environment. We anticipate some further margin increases if rates continue to rise, albeit at a more subdued pace.

Non-interest expenses in the second quarter were up $41 million or six per cent from a year ago. Canadian retail and business banking costs were higher due to increased performance-based compensation costs, higher employee benefit costs and spending on key strategic initiatives. This quarter’s higher performance-based compensation costs relative to a year ago are partly attributable to the timing of these costs by quarter in the prior year. Costs declined in the U.S. because of favourable currency translation. The Group’s expense-to-revenue ratio improved 0.4 percentage points from a year ago to 64.2 per cent because of revenue growth.

Relative to the first quarter, non-interest expenses were reduced three per cent. The reduction was attributable to cost management, a weaker U.S. dollar and three fewer days in the second quarter. Year-to-date, non-interest costs were up five per cent, having been affected by the same factors influencing the increase in the second quarter relative to the prior year. However, the Group’s productivity ratio for the year-to-date improved to 64.3 per cent from 65.3 per cent.

Net income from U.S. operations included in results above represented 10 per cent of retail and business banking’s net income in the second quarter, unchanged from the first quarter but down three percentage points from a year ago. Year-to-date, earnings from U.S. operations also represented 10 per cent of the group’s net income, unchanged from the comparable period in 2002.

BMO’s commercial banking operations in the United States are concentrated among smaller-sized, or mid-market corporate clients, which BMO manages and reports in its Investment Banking Group operations because of the enhanced opportunities to cross-sell products. BMO’s North American peer group typically includes similar businesses in their retail banking units. The table below shows the effect of including this U.S. based Commercial mid-market business in the Personal and Commercial Client Group and provides more geographic detail on results. The table reflects the inclusion of $143 million of revenue and $52 million of net income in U.S. results for the quarter and $291 million of revenue and $103 million of net income in results for the year-to-date.

If results of the U.S. commercial banking unit were included in Personal and Commercial Client Group results, net income from U.S. operations would represent 27 per cent of the Group’s earnings in the quarter, compared with 30 per cent in the second quarter of 2002. On a similarly stated basis for the year-to-date, U.S. net income also represented 27 per cent of the Group net income, compared with 28 per cent a year ago. The total return on equity after including the U.S. commercial banking unit would be 21.6 per cent for the quarter, compared with 21.8 per cent as currently reported, and the non-interest expense-to-revenue ratio would be 60.8 per cent, compared with the 64.2 per cent currently reported.

Personal and Commerical Client Group adjusted to		Increase/		Increase/			Increase/
include U.S.-based mid-market business		(Decrease)		(Decrease)			(Decrease)
($ millions, except as noted)	Q2-2003	vs. Q2-2002		vs. Q1-2003		YTD- 2003	vs. YTD-2002

Canada — revenues	957	82	9%	(19)	(2%)	1,933	150	8%
United States — revenues	341	(18)	(5%)	(18)	(5%)	700	(3)	—

Total revenues (teb)	1,298	64	5%	(37)	(3%)	2,633	147	6%

Canada — net income	197	27	15%	(7)	(4%)	401	54	15%
United States — net income	74	—	—	2	2%	146	10	8%

Total — net income	271	27	11%	(5)	(2%)	547	64	13%

Canada — return on equity	28.1%		1.9%		—	28.1%		1.7%
United States — return on equity	13.3%		1.4%		0.8%	12.9%		2.1%
Total — return on equity	21.6%		2.2%		0.3%	21.4%		2.4%
Canada — non-interest expense-to-revenue ratio	61.6%		—		0.4%	61.4%		(0.3%)
United States — non-interest expense-to-revenue ratio	58.5%		(0.5%)		(2.0%)	59.5%		(1.2%)
Total — non-interest expense-to-revenue ratio	60.8%		(0.1%)		(0.2%)	60.9%		(0.5%)

Business Developments and Achievements

The Group’s objectives and outlook for fiscal 2003 and the environment in which it operates are outlined on page 37 of BMO’s 2002 Annual Report. Notable business developments and achievements in the second quarter in support of the Group’s 2003 objectives are listed below.

•	In Canada, the most recently available retail banking market share data reflects BMO’s market share increasing 9 basis points from the year before, to 13.52 per cent. BMO continued to rank second in small business lending market share for business loans $5 million and below, as our market share increased 55 basis points year-over-year to 19.59 per cent, based on the most recently available data.

•	The Group achieved strong growth in Canada, where loans and acceptances, after adding back the effects of securitizations, increased $5.7 billion or seven per cent from the second quarter of 2002, and $1.1 billion from the first quarter of 2003. Retail and commercial deposits grew $2.4 billion or seven per cent from a year ago.

•	BMO is offering special relief to its personal and business banking clients in the Greater Toronto Area who have been affected by SARS, offering loan and mortgage payment deferrals and short-term lines of credit at reduced rates.

•	In the U.S., loans grew US$2 billion or 25 per cent from the same quarter a year ago. Most of the increase was attributable to mortgage and other consumer loan growth. Deposit growth remains strong, growing nine per cent or US$1.1 billion from last year.

•	Strong momentum in a difficult economic environment has resulted in U.S. Business Banking loan and deposit volume growth of 10 and 11 per cent, respectively.

•	Chicagoland Banking has secured 12 new branch locations, with seven of these new branches scheduled to open this year. Chicagoland Banking currently operates in 145 locations and is targeting to operate in 200 branches within three to five years.

PRIVATE CLIENT GROUP

		Increase/		Increase/			Increase/
		(Decrease)		(Decrease)			(Decrease)
($ millions, except as noted)	Q2-2003	vs. Q2-2002		vs. Q1-2003		YTD-2003	vs. YTD-2002

Revenues (teb)	411	(20)	(5%)	(51)	(11%)	873	61	7%
Provision for credit losses	1	—	—	—	—	2	1	+100%
Non-interest expense	369	(17)	(4%)	(45)	(11%)	783	68	9%

Income before income taxes	41	(3)	(10%)	(6)	(17%)	88	(8)	(8%)
Income taxes (teb)	16	(1)	(17%)	2	—	30	(5)	(14%)

Net income	25	(2)	(6%)	(8)	(25%)	58	(3)	(5%)

Amortization of intangible assets (after tax)	11	4	53%	(3)	(14%)	25	10	61%

Cash net income	36	2	8%	(11)	(21%)	83	7	9%

Return on equity	5.5%		(2.0%)		(1.7%)	6.4%		(3.3%)
Cash return on equity	8.4%		(1.5%)		(2.1%)	9.4%		(3.0%)
Non-interest expense-to-revenue ratio	90.1%		0.5%		0.7%	89.7%		1.6%
Cash non-interest expense-to-revenue ratio	85.4%		(2.3%)		0.8%	85.0%		(1.1%)
Average net interest margin	10.71%		1.37%		1.26%	10.04%		0.34%
Average assets	5,200	(236)	(4%)	(594)	(10%)	5,502	321	6%

Results Overview

Private Client Group completed a number of acquisitions since the first quarter of 2002: CSFBdirect; Morgan Stanley Online Accounts; Northwestern Trust & Investors Advisory Inc.; myCFO Inc.; and, Sullivan, Bruyette, Speros & Blayney Inc. The second quarter of 2002 includes two months of activities of CSFBdirect, while results for the first quarter of 2003 include two months of activities of myCFO. Revenue and expense growth comparisons are affected by the timing of all of these acquisitions.

Net income for the second quarter of 2003 was $25 million, a $2 million decline from a year ago as weak market conditions continue to affect revenues. Excluding acquired businesses, net income increased $5 million from the same period a year ago, a positive result considering market pressures on revenue. Cash net income, which excludes the after-tax amortization of intangible assets, increased by $2 million from a year ago. The non-interest expense-to-revenue ratio rose 0.5 percentage points from the second quarter of 2002, but improved by 3.8 percentage points to 81.9% excluding acquired businesses. Results benefited from effective cost management and improved performance from Term Investments. Year-to-date, net income declined $3 million, but improved by $7 million on a cash net income basis.

Revenue was $411 million for the quarter, $20 million or five per cent lower than in the second quarter a year ago. Revenue declined $46 million excluding acquired businesses, partly due to the weaker U.S. dollar. Sustained weak market conditions continue to affect client-trading volumes in our brokerage businesses and fees earned from our managed-assets businesses. However, Term Investments provided strong revenue growth year-over-year due to its product appeal in a conservative investment climate. Relative to the first quarter of 2003, revenue declined $51 million due to the weaker U.S. currency, lower client-trading volumes and the $16 million TSX gain in the first quarter. Year-to-date, revenue increased $61 million from the comparable period in 2002 due to the $93 million additive effect of acquired businesses.

Non-interest expenses of $369 million improved by $17 million from the second quarter a year ago, or by $53 million excluding acquired businesses. Lower expenses are attributable to effective cost management, the weaker U.S. dollar and lower performance-based compensation costs, driven by lower client-trading volumes. There were approximately $13 million ($9 million after tax) of one-time costs associated with the acquisition of CSFBdirect incurred in the second quarter a year ago. Relative to the first quarter, non-interest expenses improved $45 million due to lower performance-based compensation costs, effective cost management and the change in the exchange rate. Year-to-date, expenses increased $68 million from the comparable period in 2002, but were $53 million lower year-over-year excluding acquired businesses. During the same period, the non-interest expense-to-revenue ratio rose 1.6 percentage points to 89.7 per cent, but improved by 3.3 percentage points to 82.8% excluding acquired businesses.

U.S. operations incurred a net loss of $15 million in the second quarter of 2003, compared with a net loss of $9 million a year ago. Results are reflective of lower revenues due to weak equity markets, lower net interest margins, and continued investment in acquired businesses in support of our long-term strategy. Excluding acquired businesses, the net loss was $1 million, a $1 million improvement from a year ago and a positive result in the context of deteriorating equity markets over the period. The year-to-date net loss was $28 million, compared with a net loss of $6 million a year ago. Management has responded to the revenue shortfall through focusing on expense management and cost reduction initiatives.

Business Developments and Achievements

The Group’s objectives and outlook for fiscal 2003 and the environment in which it operates are outlined on page 41 of BMO’s 2002 Annual Report. Notable business developments and achievements in the second quarter in support of the Group’s 2003 objectives are set out below.

•	The Group’s $269 billion of assets under management and administration and term investments decreased $7 billion or three per cent year-over-year. Excluding acquired businesses, the Group’s assets of $254 billion declined eight per cent year-over-year, a relatively modest decline in the context of reductions in the TSX and S&P Composite indices of 14 per cent and 15 per cent, respectively.

•	Guardian Group of Funds reported net sales in the first two quarters of this fiscal year, whereas the industry as a whole experienced net redemptions for the same period. Guardian’s multi-style, multi-manager focus, combined with a strong line-up of income products that hold significant appeal in the current investment climate, have enabled it to outperform most of the industry.

•	The Gomez Internet Broker Scorecard Survey ranked Harrisdirect fourth in its second quarter of 2003 survey of 20 U.S. based discount brokers. Gomez cited the positive relationship between Harrisdirect and the Harris’ banking arms, which provides self-directed investors with the benefits of wealth management expertise and online cash management tools, raising its competitive status.

INVESTMENT BANKING GROUP

		Increase/		Increase/			Increase/
		(Decrease)		(Decrease)			(Decrease)
($ millions, except as noted)	Q2-2003	vs. Q2-2002		vs. Q1-2003		YTD-2003	vs. YTD-2002

Revenues (teb)	638	(8)	(1%)	(49)	(7%)	1,325	(45)	(3%)
Provision for credit losses	57	—	—	(2)	(1%)	116	2	2%
Non-interest expense	337	(14)	(4%)	(28)	(8%)	702	(20)	(3%)

Income before income taxes	244	6	3%	(19)	(7%)	507	(27)	(5%)
Income taxes (teb)	76	(5)	(5%)	(6)	(7%)	158	(33)	(17%)

Net income	168	11	7%	(13)	(8%)	349	6	2%

Return on equity	13.6%		2.2%		(0.7%)	14.0%		1.6%
Non-interest expense-to-revenue ratio	52.8%		(1.6%)		(0.3%)	52.9%		0.2%
Average net interest margin	1.02%		(0.13%)		(0.01%)	1.03%		(0.20%)
Average assets	143,149	9,776	7%	1,538	1%	142,367	6,652	5%

Results Overview

Net income of $168 million for the second quarter of 2003 increased $11 million or seven per cent from the prior year on the strength of effective expense management. Net income declined $13 million from the first quarter due to lower revenue, while net income for the six months ended April 30, 2003 of $349 million was up $6 million or two per cent from a year ago.

Revenue for the second quarter of $638 million was modestly lower than a year ago. Revenues remain challenged by a difficult market environment, characterized by geopolitical uncertainty and reduced client-transaction volumes, depressed corporate lending volumes and a narrowing of margins in our interest-rate spread businesses. Also contributing to the decline were the unfavourable effect of foreign exchange movements and a decline in merger and acquisition and equity origination activity. Trading revenue was up sharply from the weak results of a year ago. Investment write-downs in the current quarter were offset by commodities derivatives trading revenue.

Revenue declined $49 million from a strong first quarter performance, which benefited from strong mergers and acquisitions activities and the gain on shares received on the TSX IPO. The revenue decline was broadly based, notwithstanding meaningful improvements in trading revenue and higher dividend income.

Year-to-date, revenue of $1,325 million was down $45 million or three per cent as lower net interest income was only partly offset by improved fee-based revenue. The net interest income decline was attributable to a narrowing of spreads and depressed corporate lending volumes, while fee-based revenues benefited from strong trading revenue, improved M&A and equity origination activities. The effects of this year’s higher net investment write-downs were mostly offset by the first quarter’s gain from the TSX IPO.

Non-interest expenses in the second quarter of 2003 were reduced four per cent from a year ago, eight per cent from the first quarter and three per cent year-to-date as a result of disciplined expense management, lower performance-based compensation costs and the weaker U.S. dollar.

Net income from U.S. operations represented 54 per cent of Group net income, compared with 65 per cent a year ago and 32 per cent in the first quarter. The negative effects of economic uncertainty on client-transaction volumes and the stronger Canadian dollar have contributed to the reduction in U.S. sourced income. Improved performance from the Canadian operations has affected percentages in 2003. Our U.S. investment banking operations are primarily directed at mid-market corporations having revenues that range from US$50 million to US$750 million. Currently, the revenue from our mid-market portfolio represents 22 per cent of total Group revenue and 42 per cent of our U.S. revenue. Often such activities form part of personal and commercial banking business in our North American peer group. Refer to the Personal and Commercial Client Group section for pro-forma results, which reflect IBG’s U.S. based commercial mid-market business as part of the Personal and Commercial Client Group.

Business Developments and Achievements

The Group’s objectives and outlook for fiscal 2003 and the environment in which it operates are outlined on page 44 of BMO’s 2002 Annual Report. Notable business developments and achievements in the second quarter in support of the Group’s 2003 objectives are listed below.

•	During the quarter, the Investment Banking Group signed a definitive agreement to purchase New York-based Gerard Klauer Mattison. The acquisition establishes a solid equity research, sales and trading platform in the United States in order to serve Harris Nesbitt mid-market clients better. It also strengthens the Group’s Canadian franchise by providing increased research on U.S. companies as well as expanding equity capital markets and research capabilities to the North American Media & Communications and Energy sectors.

•	BMO Nesbitt Burns participated in 76 Canadian corporate debt and equity transactions during the quarter, raising $16.2 billion. The firm was ranked second by dollar value in announced Canadian mergers and acquisitions, advising on four transactions valued at $8.39 billion during the quarter. BMO Nesbitt Burns also ranked first in Canadian bond underwriting.

•	Chicago-based Harris Nesbitt continued to focus on building highly profitable, multi-product lead banking relationships in key U.S. Midwest mid-market sectors and national specialty sectors. In March 2003, the Harris Nesbitt Food Group’s San Francisco office committed, at the senior managing agent level, to the management-led buyout of Dole Food Company, Inc. In addition to its commitment to the bank financing, BMO Nesbitt Burns placed a portion of the company’s $375 million high-yield offering.

•	BMO Nesbitt Burns’ U.S. Energy team closed nine corporate finance transactions during the quarter. The team also acted as an advisor on the US$115 million sale of Calgary-based Southward Energy.

•	In U.S. Media & Communications, BMO Nesbitt Burns completed two senior lending transactions for radio companies, Barnstable and Renda Broadcasting.

•	The Canadian Securitization Group completed the first public retail auto loan securitization for General Motors Acceptance Corporation of Canada, Limited. The transaction involved the issuance of $500 million of term ABS notes by Canadian Capital Auto Receivables Asset Trust. BMO Nesbitt Burns was also sole-underwriter of an issue of Gloucester Trust Collateral Notes. This transaction for MBNA resulted in the issuance of $54.25 million of BBB-rated notes. The U.S. Securitization team achieved its highest revenue grossing quarter ever, closing five new deals representing US$600 million in commitments.

CORPORATE SUPPORT, INCLUDING TECHNOLOGY AND SOLUTIONS

		Increase/		Increase/			Increase/
		(Decrease)		(Decrease)			(Decrease)
($ millions, except as noted)	Q2-2003	vs. Q2-2002		vs. Q1-2003		YTD-2003	vs. YTD-2002

Revenues (teb)	4	(55)	(90%)	22	+100%	(14)	(67)	(+100%)
Provision for credit losses	(13)	(205)	(+100%)	(27)	(+100%)	1	(243)	(100%)
Non-interest expense	36	(2)	(5%)	5	15%	67	(3)	(3%)

Income before taxes and non-controlling interest in subsidiaries	(19)	152	90%	44	75%	(82)	179	69%
Income taxes (teb)	(31)	76	72%	7	25%	(69)	106	60%
Non-controlling interest in subsidiaries	15	—	—	—	—	30	(1)	(1%)

Net income	(3)	76	98%	37	96%	(43)	74	64%

Corporate Support includes the corporate units that provide expertise and governance support for BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, human resources and learning. It also includes revenues and expenses associated with certain securitization activities, the hedging of foreign-source revenues and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.

Technology and Solutions (T&S) provides information technology planning, strategy and development services, together with transaction processing, sourcing and real estate services for BMO Financial Group.

Results Overview

Technology and Solutions’ operating results are included with Corporate Support for reporting purposes. Costs of its services are transferred to the client groups (P&C, PCG and IBG) and only relatively minor variance amounts are retained within Technology and Solutions, and thus, within the results of Corporate Support. Overall, results are largely reflective of Corporate Support activities.

Corporate Support incurred a loss of $3 million for the second quarter, an improvement of $76 million from a year ago. The improvement was due to a $205 million reduction in the provision for credit losses charged to corporate. The provision of a year ago reflected a $140 million charge related to BMO’s loan exposure to Teleglobe. The year-ago results benefited from recognition of $57 million of revenue on BMO’s corporate loan securitization, which had not been recognized for some time because of defaults on securitized loans. Results of the second quarter of 2003 benefited from the $7 million pre-tax foreign currency hedging gain, while results in 2002 benefited from the use of available losses carried-forward and other tax benefits.

Relative to the first quarter, net income rose $37 million on improved corporate revenue, a lower provision for credit losses and higher income tax benefits. The loss for the six months ended April 30, 2003 improved by $74 million from the comparable period a year ago, driven by a lower provision for credit losses. The current period reflected lower corporate revenue and lower income tax benefits.

Corporate Support is charged with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and required periodic provisions charged to the consolidated organization under GAAP.

BANK OF MONTREAL
FINANCIAL HIGHLIGHTS

(Canadian $ in millions except as noted)

	For the three months ended						For the six months ended

	April 30,	January 31,	October 31,	July 31,	April 30,	Change from	April 30,	April 30,	Change from
	2003	2003	2002	2002	2002	April 30, 2002	2003	2002	April 30, 2002

Income Statement Highlights
Total revenue (teb) (a)	$2,208	$2,318	$2,289	$2,143	$2,222	(0.6)%	$4,526	$4,427	2.2%
Provision for credit losses	120	150	160	160	320	(62.5)	270	500	(46.0)
Non-interest expense	1,484	1,573	1,604	1,488	1,476	0.5	3,057	2,938	4.0
Net income	409	399	398	346	301	36.1	808	673	20.1

Common Share Data ($) (b)
Diluted earnings per share	$0.77	$0.75	$0.75	$0.65	$0.57	$0.20	$1.52	$1.28	$0.24
— excluding non-recurring items	0.77	0.75	0.80	0.68	0.57	0.20	1.52	1.28	0.24
Diluted cash earnings per share	0.81	0.79	0.79	0.70	0.59	0.22	1.60	1.34	0.26
— excluding non-recurring items	0.81	0.79	0.85	0.72	0.59	0.22	1.60	1.34	0.26
Dividends declared per share	0.33	0.33	0.30	0.30	0.30	0.03	0.66	0.60	0.06
Book value per share	21.34	21.32	21.07	20.74	20.29	1.05	21.34	20.29	1.05
Closing share price	40.10	41.30	38.10	35.26	37.68	2.42	40.10	37.68	2.42
Total market value of common shares ($ billions)	19.9	20.4	18.8	17.3	18.5	1.4	19.9	18.5	1.4

	As at

	April 30,	January 31,	October 31,	July 31,	April 30,	Change from
	2003	2003	2002	2002	2002	April 30, 2002

Balance Sheet Highlights
Assets	$257,928	$254,606	$252,864	$250,113	$240,008	7.5%
Net loans and acceptances	150,724	148,770	149,596	145,763	145,796	3.4
Deposits	165,435	162,655	161,838	159,200	160,359	3.2
Common shareholders’ equity	10,580	10,552	10,377	10,199	9,957	6.3

	For the three months ended					For the six months ended

	April 30,	January 31,	October 31,	July 31,	April 30,	April 30,	April 30,
	2003	2003	2002	2002	2002	2003	2002

Primary Financial Measures (%) (b) (c)
Average annual five year total shareholder return	3.8	7.5	7.9	7.4	11.6	3.8	11.6
Diluted earnings per share growth	35.1	5.6	+100	(21.7)	(48.2)	18.8	(30.1)
— excluding non-recurring items	35.1	5.6	+100	(18.1)	(25.0)	18.8	(12.3)
Diluted cash earnings per share growth	37.3	5.3	+100	(20.5)	(48.7)	19.4	(30.2)
— excluding non-recurring items	37.3	5.3	+100	(18.2)	(26.3)	19.4	(13.5)
Return on equity	15.2	14.3	14.6	12.9	11.6	14.7	13.1
— excluding non-recurring items	15.2	14.3	15.5	13.5	11.6	14.7	13.1
Cash return on equity	15.9	15.1	15.4	13.8	12.2	15.5	13.7
— excluding non-recurring items	15.9	15.1	16.4	14.4	12.2	15.5	13.7
Net economic profit (NEP) growth	+100	6.7	+100	(54.6)	(88.2)	67.8	(68.6)
Revenue growth	(0.6)	5.1	17.3	(4.1)	(10.5)	2.2	(5.3)
— excluding non-recurring items	(0.6)	5.1	7.5	(4.1)	1.2	2.2	1.9
Non-interest expense-to-revenue ratio	67.2	67.9	70.1	69.4	66.4	67.5	66.4
— excluding non-recurring items	67.2	67.9	68.3	68.4	66.4	67.5	66.4
Cash non-interest expense-to-revenue ratio	66.0	66.6	68.8	68.1	65.7	66.3	65.7
— excluding non-recurring items	66.0	66.6	67.1	67.1	65.7	66.3	65.7
Provision for credit losses-to-average loans and acceptances (annualized)	0.32	0.39	0.43	0.44	0.87	0.36	0.68
— excluding non-recurring items	0.32	0.39	0.43	0.44	0.87	0.36	0.68
Gross impaired loans and acceptances-to- equity and allowance for credit losses	14.88	14.66	15.16	13.55	14.19	14.88	14.19
Cash and securities-to-total assets ratio	26.3	25.4	24.9	24.2	26.0	26.3	26.0
Tier 1 capital ratio	9.10	9.05	8.80	8.72	8.61	9.10	8.61
Credit rating	AA-	AA-	AA-	AA-	AA-	AA-	AA-

Other Financial Ratios (% except as noted) (b) (c)
Twelve month total shareholder return	9.8	18.4	16.2	(11.0)	10.4	9.8	10.4
Dividend yield	3.3	3.2	3.1	3.4	3.2	3.3	3.2
Price-to-earnings ratio (times)	13.5	14.9	14.0	18.0	17.5	13.5	17.5
Market-to-book value (times)	1.88	1.94	1.81	1.70	1.86	1.88	1.86
Net economic profit ($ millions)	140	122	127	84	42	262	157
Return on average assets	0.64	0.61	0.62	0.55	0.51	0.63	0.55
— excluding non-recurring items	0.64	0.61	0.66	0.58	0.51	0.63	0.55
Net interest margin	1.96	1.94	1.92	1.95	2.02	1.95	2.05
Non-interest revenue-to-total revenue	43.3	45.2	46.3	43.2	46.0	44.3	43.8
— excluding non-recurring items	43.3	45.2	46.3	43.2	46.0	44.3	43.8
Non-interest expense growth	0.5	7.5	10.7	4.7	5.2	4.0	4.9
— excluding non-recurring items	0.5	7.5	7.9	3.1	5.2	4.0	4.9
Total capital ratio	12.02	12.49	12.23	12.25	12.48	12.02	12.48
Tier 1 capital ratio — U.S. basis	8.62	8.57	8.32	8.30	7.76	8.62	7.76
Equity-to-assets ratio	5.3	5.4	5.3	5.3	5.4	5.3	5.4

All ratios in this report are based on unrounded numbers.

(a)	Reported on a taxable equivalent basis (teb).

(b)	Refer to the “GAAP and Non-GAAP Measures” section, which precedes the “Review of Operating Groups Performance” in the Management’s Discussion and Analysis for details on non-recurring items. Securities regulators require that corporations caution readers that earnings as adjusted for such items do not have standardized meanings under generally accepted accounting principles and are unlikely to be comparable to similar measures used by other companies.

(c)	For the period ended, or as at, as appropriate.

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF INCOME

(Unaudited)
(Canadian $ in millions except per share amounts)

	For the three months ended					For the six months ended

	April 30,	January 31,	October 31,	July 31,	April 30,	April 30,	April 30,
	2003	2003	2002	2002	2002	2003	2002

Interest, Dividend and Fee Income
Loans	$1,710	$1,779	$1,802	$1,718	$1,646	$3,489	$3,497
Securities	407	394	374	386	399	801	856
Deposits with banks	79	96	106	123	125	175	273

	2,196	2,269	2,282	2,227	2,170	4,465	4,626

Interest Expense
Deposits	707	755	809	768	708	1,462	1,557
Subordinated debt	60	65	67	71	76	125	156
Other liabilities	222	217	200	197	215	439	481

	989	1,037	1,076	1,036	999	2,026	2,194

Net Interest Income	1,207	1,232	1,206	1,191	1,171	2,439	2,432
Provision for credit losses	120	150	160	160	320	270	500

Net Interest Income After Provision for Credit Losses	1,087	1,082	1,046	1,031	851	2,169	1,932

Non-Interest Revenue
Securities commissions and fees	195	212	196	209	225	407	408
Deposit and payment service charges	183	185	191	188	178	368	353
Trading revenues	85	60	65	70	28	145	74
Lending fees	69	76	79	75	77	145	152
Card fees	64	59	61	71	64	123	128
Investment management and custodial fees	74	79	75	82	76	153	157
Mutual fund revenues	77	80	79	79	80	157	151
Securitization revenues	60	74	71	76	124	134	182
Underwriting and advisory fees	64	69	71	60	67	133	97
Investment securities gains (losses)	(45)	(16)	10	(116)	(50)	(61)	(40)
Foreign exchange, other than trading	39	33	42	40	35	72	69
Insurance income	29	33	31	24	24	62	50
Other revenues	63	103	88	68	94	166	158

	957	1,047	1,059	926	1,022	2,004	1,939

Net Interest Income and Non-Interest Revenue	2,044	2,129	2,105	1,957	1,873	4,173	3,871

Non-Interest Expense
Employee compensation	844	922	878	827	848	1,766	1,698
Premises and equipment	315	327	377	318	294	642	585
Communications	39	43	36	41	48	82	96
Other expenses	260	251	284	274	271	511	529

	1,458	1,543	1,575	1,460	1,461	3,001	2,908
Amortization of intangible assets	26	30	29	28	15	56	30

Total Non-Interest Expense	1,484	1,573	1,604	1,488	1,476	3,057	2,938

Income Before Provision for Income Taxes and Non- Controlling Interest in Subsidiaries	560	556	501	469	397	1,116	933
Income taxes	135	141	86	109	81	276	229

	425	415	415	360	316	840	704
Non-controlling interest in subsidiaries	16	16	17	14	15	32	31

Net Income	$409	$399	$398	$346	$301	$808	$673

Preferred dividends	$20	$21	$21	$21	$20	$41	$37
Net income available to common shareholders	$389	$378	$377	$325	$281	$767	$636
Average common shares (in thousands)	495,336	493,702	492,097	491,283	490,369	494,506	489,927
Average diluted common shares (in thousands)	505,412	504,309	500,625	499,398	499,546	504,851	498,867

Earnings Per Share
Basic	$0.78	$0.77	$0.77	$0.66	$0.57	$1.55	$1.30
Diluted	0.77	0.75	0.75	0.65	0.57	1.52	1.28
Dividends Declared Per Common Share	0.33	0.33	0.30	0.30	0.30	0.66	0.60

The accompanying notes to consolidated financial statements are an integral part of this statement.

1

BANK OF MONTREAL
CONSOLIDATED BALANCE SHEET

(Unaudited) (Canadian $ in millions)

	As at

	April 30,	January 31,	October 31,	July 31,	April 30,
	2003	2003	2002	2002	2002

Assets
Cash Resources	$15,442	$14,820	$19,305	$16,551	$17,977

Securities
Investment	19,039	18,703	21,271	19,019	20,275
Trading	33,325	31,055	22,427	24,908	24,191
Loan substitutes	17	17	17	6	6

	52,381	49,775	43,715	43,933	44,472

Loans
Residential mortgages	48,661	47,957	47,569	46,638	44,795
Consumer installment and other personal	21,498	21,287	21,168	20,698	20,197
Credit cards	2,807	2,455	2,280	1,635	1,506
Businesses and governments	56,055	57,713	57,963	56,642	57,175
Securities purchased under resale agreements	17,175	15,033	15,664	14,910	16,571

	146,196	144,445	144,644	140,523	140,244
Customers’ liability under acceptances	6,463	6,272	6,901	7,120	7,647
Allowance for credit losses (Note 3)	(1,935)	(1,947)	(1,949)	(1,880)	(2,095)

	150,724	148,770	149,596	145,763	145,796

Other Assets
Derivative-related amounts	24,826	24,575	22,108	21,915	17,660
Premises and equipment	2,088	2,135	2,159	2,092	2,090
Other	12,467	14,531	15,981	19,859	12,013

	39,381	41,241	40,248	43,866	31,763

Total Assets	$257,928	$254,606	$252,864	$250,113	$240,008

Liabilities and Shareholders’ Equity
Deposits
Banks	$22,891	$17,850	$15,273	$16,892	$17,787
Businesses and governments	66,689	68,703	71,411	68,292	71,942
Individuals	75,855	76,102	75,154	74,016	70,630

	165,435	162,655	161,838	159,200	160,359

Other Liabilities
Derivative-related amounts	24,728	24,426	22,095	22,158	17,989
Acceptances	6,463	6,272	6,901	7,120	7,647
Securities sold but not yet purchased	8,635	8,393	7,654	7,720	7,837
Securities sold under repurchase agreements	25,793	25,769	24,796	20,521	20,281
Other	11,639	11,273	13,892	17,402	10,013

	77,258	76,133	75,338	74,921	63,767

Subordinated Debt	3,175	3,760	3,794	4,268	4,405

Shareholders’ Equity
Share capital (Note 6)	5,023	5,021	4,976	4,962	4,937
Contributed surplus	1	—	—	—	—
Retained earnings	7,036	7,037	6,918	6,762	6,540

	12,060	12,058	11,894	11,724	11,477

Total Liabilities and Shareholders’ Equity	$257,928	$254,606	$252,864	$250,113	$240,008

The accompanying notes to consolidated financial statements are an integral part of this statement. Certain comparative figures have been reclassified to conform with the current year’s presentation.

2

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited) (Canadian $ in millions)

	For the six months ended

	April 30, 2003	April 30, 2002

Preferred Shares
Balance at beginning of period	$1,517	$1,050
Issued during the period	—	478
Translation adjustment on shares issued in a foreign currency	(37)	(8)

Balance at End of Period	1,480	1,520

Common Shares
Balance at beginning of period	3,459	3,375
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plans	23	23
Issued under the Stock Option Plans	58	18
Issued on the exchange of shares of subsidiary corporations	3	1

Balance at End of Period	3,543	3,417

Contributed Surplus
Balance at beginning of period	—	—
Stock option expense (Note 2)	1	—

Balance at End of Period	1	—

Retained Earnings
Balance at beginning of period	6,918	6,257
Net income	808	673
Dividends — Preferred shares	(41)	(37)
— Common shares	(327)	(294)
Unrealized loss on translation of net investments in foreign operations, net of hedging gain of $859 ($137 in 2002) and applicable income tax expense of $314 ($52 in 2002)	(322)	(52)
Share issue expense, net of applicable income tax	—	(7)

Balance at End of Period	7,036	6,540

Total Shareholders’ Equity	$12,060	$11,477

The accompanying notes to consolidated financial statements are an integral part of this statement.

3

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CASH FLOW

(Unaudited) (Canadian $ in millions)

	For the three months ended		For the six months ended

	April 30, 2003	April 30, 2002	April 30, 2003	April 30, 2002

Cash Flows From Operating Activities
Net income	$409	$301	$808	$673
Adjustments to determine net cash flows provided by (used in) operating activities
Provision for credit losses	120	320	270	500
Amortization of premises and equipment	96	98	193	200
Amortization of intangible assets	29	18	62	37
Gain on sale of securitized loans	(37)	(41)	(81)	(78)
Write-down of investment securities	53	86	87	116
Future income tax expense (benefit)	(24)	19	(4)	215
Net (gain) on sale of investment securities	(8)	(36)	(26)	(76)
Change in accrued interest
(Increase) decrease in interest receivable	(47)	64	(5)	153
Decrease in interest payable	(46)	(65)	(117)	(233)
Net (increase) decrease in derivative-related assets	(251)	4,080	(2,718)	5,655
Net increase (decrease) in derivative-related liabilities	302	(3,880)	2,633	(5,657)
Net (increase) in trading securities	(2,270)	(4,951)	(10,898)	(7,991)
Net increase (decrease) in current income taxes	341	13	449	(199)
Changes in other items and accruals, net	2,737	(699)	902	(1,513)

Net Cash Provided by (Used in) Operating Activities	1,404	(4,673)	(8,445)	(8,198)

Cash Flows From Financing Activities
Net increase in deposits	2,780	5,601	3,597	6,069
Net increase in securities sold but not yet purchased	242	62	981	1,228
Net increase in securities sold under repurchase agreements	24	160	997	2,801
Net increase (decrease) in liabilities of subsidiaries	231	2	379	(100)
Repayment of subordinated debt	(502)	(250)	(502)	(250)
Proceeds from issuance of preferred shares	—	—	—	478
Proceeds from issuance of common shares	28	21	81	41
Share issue expense, net of applicable income tax	—	(1)	—	(7)
Dividends paid	(184)	(167)	(368)	(331)

Net Cash Provided by Financing Activities	2,619	5,428	5,165	9,929

Cash Flows From Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(335)	586	2,874	(1,224)
Purchase of investment securities	(7,085)	(4,369)	(13,824)	(13,195)
Maturities of investment securities	4,896	4,886	11,642	10,566
Proceeds from sales of investment securities	887	1,287	3,102	3,636
Net (increase) decrease in loans, customers’ liability under acceptances and loan substitute securities	105	(1,615)	194	(118)
Proceeds from securitization of assets	—	101	—	282
Net (increase) in securities purchased under resale agreements	(2,142)	(1,006)	(1,511)	(1,617)
Premises and equipment — net purchases	(49)	(84)	(115)	(110)
Acquisitions (Note 5)	(13)	(854)	(71)	(854)

Net Cash Provided by (Used in) Investing Activities	(3,736)	(1,068)	2,291	(2,634)

Net Increase (Decrease) in Cash and Cash Equivalents	287	(313)	(989)	(903)
Cash and Cash Equivalents at Beginning of Period	2,425	2,869	3,701	3,459

Cash and Cash Equivalents at End of Period	$2,712	$2,556	$2,712	$2,556

The accompanying notes to consolidated financial statements are an integral part of this statement. Certain comparative figures have been reclassified to conform with the current year’s presentation.

4

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended April 30, 2003
(Unaudited) (Canadian $ in millions except as noted)

1.	Basis of Presentation

These consolidated financial statements should be read in conjunction with our consolidated financial statements for the year ended October 31, 2002 as set out on pages 67 to 93 of our 2002 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles including the accounting requirements of our regulator, the Superintendent of Financial Institutions Canada, using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2002, except as described in note 2.

2.	Changes in Accounting Policy

Stock Options

On November 1, 2002, we changed our accounting for stock options granted on or after that date. Under the new policy, we determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital. During the six months ended April 30, 2003, we recorded compensation expense of $1 as a result of this change in accounting policy.

We will not recognize any compensation expense for stock options granted in prior years. When these stock options are exercised, we include the amount of proceeds in share capital.

During the six months ended April 30, 2003, we granted a total of 2,213,900 stock options. The weighted-average fair value of these options was $7.85 per option and was determined using the Rolle-Geske Option Pricing Model, based on the following weighted-average assumptions:

For stock options granted
during the six months
ended April 30, 2003

Expected dividend yield	3.2%
Expected share price volatility	23.4%
Risk-free rate of return	4.8%
Expected period until exercise	7.1 years

The following table illustrates the impact on our net income and on our earnings per share if we had recorded employee compensation expense in the current and prior periods based on the fair value of all of our outstanding stock options on their grant date:

	For the three months ended		For the six months ended

	April 30, 2003	April 30, 2002	April 30, 2003	April 30, 2002

Stock option expense included in Employee Compensation expense	$1	$—	$1	$—

Net income, as reported	$409	$301	$808	$673
Additional expense that would have been recorded if we had expensed all outstanding stock options granted before November 1, 2002	10	12	21	23

Pro forma net income	$399	$289	$787	$650

Earnings per share
Basic, as reported	$0.78	$0.57	$1.55	$1.30
Basic, pro forma	0.77	0.55	1.51	1.25
Diluted, as reported	0.77	0.57	1.52	1.28
Diluted, pro forma	0.75	0.54	1.48	1.23

Further information on this new accounting policy is contained in note 16 to our consolidated financial statements for the year ended October 31, 2002 on pages 81 to 84 of our 2002 Annual Report.

Derivative Financial Instruments

On November 1, 2002, we adopted the Canadian Institute of Chartered Accountants’ new accounting requirements for derivatives under which all derivatives are marked to market unless they meet criteria for hedging. There is no impact on our results for the six months ended April 30, 2003 as our existing accounting policies comply with these new requirements.

Further information on this new accounting policy is contained in note 23 to our consolidated financial statements for the year ended October 31, 2002 on pages 86 to 90 of our 2002 Annual Report.

3.	Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans and credit commitments.

The following table sets out the continuity of our allowance for credit losses:

	For the three months ended		For the six months ended

	April 30, 2003	April 30, 2002	April 30, 2003	April 30, 2002

Balance at beginning of period	$1,947	$2,023	$1,949	$1,949
Provision for credit losses	120	320	270	500
Recoveries	28	17	45	32
Write-offs	(102)	(263)	(254)	(383)
Other, including foreign exchange rate changes	(52)	—	(69)	(1)

Balance at end of period	1,941	2,097	1,941	2,097

Comprised of:
Loans	1,935	2,095	1,935	2,095
Credit commitments	6	2	6	2

	$1,941	$2,097	$1,941	$2,097

5

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended April 30, 2003
(Unaudited) (Canadian $ in millions except as noted)

4.	Guarantees

The Canadian Institute of Chartered Accountants has recently expanded the definition of a guarantee and requires additional disclosure related to those guarantees beginning with the quarter ended April 30, 2003. Under the new definition, guarantees include contracts where we may be required to make payments to counterparty, based on changes in the value of an asset, liability or equity security that the counterparty holds. In addition, contracts under which we may be required to make payments if a third party fails to perform under the terms of a contract and contracts under which we provide indirect guarantees of the indebtedness of another party are considered guarantees.

In the normal course of business we enter into a variety of guarantees, of which the most significant are as follows:

Guarantees and Standby Letters of Credit

Guarantees and standby letters of credit (discussed in Note 5 to our consolidated financial statements for the year ended October 31, 2002, on page 75 of our 2002 Annual Report) are considered guarantees. Guarantees and standby letters of credit represent our obligation to make payments to third parties, on behalf of our customers, if they are unable to make required payments or to meet other contractual requirements. The maximum amount payable under guarantees and standby letters of credit was $11,752 as at April 30, 2003. Collateral requirements for guarantees and standby letters of credit are consistent with our collateral requirements for loans. In most cases, these commitments expire within 3 years without being drawn.

Derivatives

Certain of our derivative instruments (discussed in Note 23 to our consolidated financial statements for the year ended October 31, 2002, on pages 86 to 90 of our 2002 Annual Report) are guarantees when we believe they are related to an asset, liability, or equity security held by the guaranteed party at the inception of the contract.

Written credit default swaps require us to compensate a counterparty for their loss following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $3,151 as at April 30, 2003. The fair value of the related derivative liability as at April 30, 2003 was $1 and was included in derivative-related amounts in our Consolidated Balance Sheet.

Written options include contractual agreements that convey the purchaser the right, but not the obligation, to require us to buy a specific amount of a currency, commodity, or equity at a fixed price either at a fixed future date or at any time within a fixed future period. The maximum amount payable under these written options is equal to their notional amount of $5,636 as at April 30, 2003. The fair value of the related derivative liability as at April 30, 2003 was $91 and was included in derivative-related amounts in our Consolidated Balance Sheet. Written options also include contractual agreements where we agree to pay the purchaser, based on a specified notional amount, the agreed upon difference between the market interest rate and the prescribed rate of the instrument. The maximum amount payable under these contracts is not determinable due to their nature. The fair value of the related derivative liability as at April 30, 2003 was $645 and was included in derivative-related amounts in our Consolidated Balance Sheet.

In order to reduce our exposure to derivatives we enter into contracts that hedge the risk related to these derivatives.

Indemnification Agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements and leasing transactions. These indemnifications require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We also indemnify directors and officers, to the extent permitted by law, against certain claims that may be made against them as a result of their being, or having been, a director or officer at the request of the Bank. The terms of these indemnifications vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We believe that the likelihood that we would incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications. No liability has been included in our Consolidated Balance Sheet as at April 30, 2003 related to these indemnifications.

6

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended April 30, 2003
(Unaudited) (Canadian $ in millions except as noted)

5.	Acquisition of myCFO Inc.

On November 1, 2002 we completed the acquisition of certain assets of myCFO Inc., a California-based provider of customized investment and wealth management services to high net worth individuals and families, for total cash consideration of $61. The results of myCFO Inc.’s operations have been included in our consolidated financial statements since that date. The acquisition of myCFO Inc. provides the Bank with entry into key markets in California, Colorado and Georgia. As part of this acquisition we acquired a customer relationship intangible asset, which will be amortized on a straight-line basis over eight years. Goodwill related to this acquisition is deductible for tax purposes. myCFO Inc. is part of our Private Client Group.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition:

myCFO Inc.

Premises and equipment	$7
Other assets
Customer relationships	32
Goodwill	23
Other	6

61

Total assets	68

Liabilities	7

Purchase price	$61

The allocation of the purchase price is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

6.	Share Capital

Outstanding(a)

	April 30, 2003

		Principal
	Number	Amount	Convertible into...

Preferred Shares
Class B — Series 3	16,000,000	$400	common shares (b)
Class B — Series 4	8,000,000	200	common shares (b)
Class B — Series 5	8,000,000	200	—
Class B — Series 6	10,000,000	250	common shares (b)
Class B — Series 10	12,000,000	430	common shares (b)

		1,480
Common Shares	495,681,344	3,543	—

Total Outstanding Share Capital		$5,023

Stock options issued under Stock Option Plans		n/a	37,960,686 common shares

(a)	For additional information refer to note 15 to our consolidated financial statements for the year ended October 31, 2002 on pages 80 and 81 of our 2002 Annual Report.

(b)	The number of shares issuable on conversion is not determinable until the date of conversion

n/a — not applicable

7.	Legal Proceedings
During the quarter ended April 30, 2003, claims were made against the Bank in relation to the termination of certain derivative positions. Management is of the view that the Bank has strong defences to these claims, including offsetting counterclaims, and does not expect the claims to have a material adverse effect on the consolidated financial position or results of the Bank’s operations.

8.	United States Generally Accepted Accounting Principles
Reporting under United States generally accepted accounting principles (US GAAP) would have resulted in consolidated net income of $373, basic earnings per share of $0.72 and diluted earnings per share of $0.70 for the three months ended April 30, 2003 compared to $285, $0.54 and $0.53, respectively, for the three months ended April 30, 2002. For the six months ended April 30, 2003, reporting under US GAAP would have resulted in consolidated net income of $761, basic earnings per share of $1.46 and diluted earnings per share of $1.43, compared to $662, $1.28 and $1.25, respectively, for the six months ended April 30, 2002.

During the three months ended October 31, 2002, we adopted a new US accounting standard relating to certain unidentifiable intangible assets associated with acquisitions of financial institutions. This new standard requires these unidentifiable intangible assets to be accounted for as goodwill effective November 1, 2001. We have restated our US GAAP consolidated net income from $281 to $285 and our US GAAP basic earnings per share from $0.53 to $0.54, while our US GAAP diluted earnings per share remained unchanged at $0.53 for the three months ended April 30, 2002. The restatement for the six months ended April 30, 2002 increased our US GAAP consolidated net income from $654 to $662, our US GAAP basic earnings per share from $1.26 to $1.28, and our US GAAP diluted earnings per share from $1.24 to $1.25.

7

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended April 30, 2003
(Unaudited) (Canadian $ in millions except as noted)

9.	Operating and Geographic Segmentation

Revenue, Net Income and Average Assets by Operating Group

							Corporate Support,
	Personal and Commercial		Private		Investment		including Technology
	Client Group (a)		Client Group (b)		Banking Group (c)		and Solutions (d)		Total Consolidated

For the three	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
months ended	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Net Interest Income and Non-Interest Revenue (e)
Canada	$936	$859	$271	$306	$255	$218	$(20)	$(29)	$1,442	$1,354
United States	198	211	138	126	351	372	23	85	710	794
Other Countries	21	16	2	(1)	32	56	1	3	56	74

Total	$1,155	$1,086	$411	$431	$638	$646	$4	$59	$2,208	$2,222

Net Income
Canada	$180	$157	$38	$37	$62	$29	$(3)	$(110)	$277	$113
United States	22	26	(15)	(9)	91	102	5	30	103	149
Other Countries	17	13	2	(1)	15	26	(5)	1	29	39

Total	$219	$196	$25	$27	$168	$157	$(3)	$(79)	$409	$301

Average Assets ($ billions)
Canada	$92.1	$86.0	$1.4	$1.6	$77.7	$66.3	$(4.5)	$(5.7)	$166.7	$148.2
United States	16.0	14.7	3.8	3.7	47.8	51.7	9.2	9.5	76.8	79.6
Other Countries	0.3	0.2	0.0	0.1	17.6	15.4	0.1	0.2	18.0	15.9

Total	$108.4	$100.9	$5.2	$5.4	$143.1	$133.4	$4.8	$4.0	$261.5	$243.7

For the six months ended

Net Interest Income and Non-Interest Revenue (e)
Canada	$1,892	$1,748	$580	$596	$566	$507	$(53)	$(62)	$2,985	$2,789
United States	409	409	288	217	682	748	37	110	1,416	1,484
Other Countries	41	35	5	(1)	77	115	2	5	125	154

Total	$2,342	$2,192	$873	$812	$1,325	$1,370	$(14)	$53	$4,526	$4,427

Net Income
Canada	$368	$319	$83	$69	$160	$90	$(26)	$(146)	$585	$332
United States	43	39	(28)	(6)	149	200	6	27	170	260
Other Countries	33	28	3	(2)	40	53	(23)	2	53	81

Total	$444	$386	$58	$61	$349	$343	$(43)	$(117)	$808	$673

Average Assets ($ billions)
Canada	$91.5	$84.9	$1.5	$1.7	$75.1	$67.1	$(4.1)	$(5.4)	$164.0	$148.3
United States	16.1	14.3	3.9	3.4	50.5	52.8	9.0	10.2	79.5	80.7
Other Countries	0.3	0.2	0.1	0.1	16.7	15.8	(0.0)	0.2	17.1	16.3

Total	$107.9	$99.4	$5.5	$5.2	$142.3	$135.7	$4.9	$5.0	$260.6	$245.3

Goodwill (As At)	$426	$450	$886	$919	$58	$58	$3	$2	$1,373	$1,429

(a)	Personal and Commercial Client Group (P&C) provides a full range of products and services through financial service providers in its branches, as well as through direct banking channels such as bmo.com, harrisbank.com and a network of automated banking machines.

(b)	Private Client Group (PCG) offers its clients a broad array of wealth management products and services, including retail investment products, direct and full service investing, private banking and institutional asset management.

(c)	Investment Banking Group (IBG) combines all of the businesses serving corporate, institutional and government clients across a broad range of industry sectors. It offers clients complete financial solutions across the entire balance sheet, including treasury services, foreign exchange, trade finance, cash management, corporate lending, securitization, public and private debt and equity underwriting. IBG also offers financial advisory services in mergers and acquisitions and restructurings, while providing its investing clients with research, sales and trading services.

8

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended April 30, 2003
(Unaudited) (Canadian $ in millions except as noted)

9.	Operating and Geographic Segmentation (continued)

(d)	Corporate Support includes the corporate units that provide expertise and governance support for the Bank in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, human resources and learning. Technology and Solutions provides information technology planning, strategy and development services, together with transaction processing, sourcing and real estate services for the Bank. Corporate Support, including Technology and Solutions, includes residual revenues and expenses representing the differences between actual amounts incurred and the amounts allocated to operating groups.

(e)	Reported on a taxable equivalent basis which represents an adjustment to interest income to gross up the tax-exempt income earned on common and preferred shares to an amount which, had it been taxable at the statutory rate, would result in the same after-tax net income as appears in the financial statements. This results in a better reflection of the pre-tax economic yield of these assets and facilitates uniform measurement and comparison of net interest income. The taxable equivalent adjustment previously had been applied to distressed preferred shares and certain other preferred shares. Effective for the quarter ending January 31, 2003, the taxable equivalent adjustment will be applied to tax free income on all preferred and common shares. The impact of this change is an increase in the Investment Banking Group’s net interest income and income tax of $16 for the three months ended April 30, 2003 and $30 for the six months ended April 30, 2003. The taxable equivalent adjustment for the Bank was $44 for the three months ended April 30, 2003, and $83 for the six months ended April 30, 2003. The comparative taxable equivalent adjustments for 2002 were $29 and $56, respectively.

During the quarter ended January 31, 2003, certain enhancements were reflected in funds transfer pricing related to Harris Bank businesses. Harris Bank implemented a new instrument-level matched-maturity funds transfer pricing system. Concurrently, certain Harris Bank portfolios were transferred from the operating groups to Corporate Support to facilitate asset-liability management. The new system and portfolio transfers shift structural interest rate risk from the business units to the Corporate Support unit. Refinements to the Bank’s funding and cost allocations have also been implemented. All of these enhancements have been applied retroactively and prior period results of the operating groups and Corporate Support, and geography on a segmented basis, have been restated accordingly. The impact of these changes on each operating group’s total results for the three months ended April 30, 2002 was an increase (decrease) in net interest income and non-interest revenue and net income as follows: Personal and Commercial Client Group — $(13) and $(33); Private Client Group — $(7) and $(5); Investment Banking Group — $4 and $2; and Corporate Support, including Technology and Solutions — $16 and $36, respectively. The impact of these changes on each operating group’s results for the six months ended April 30, 2002 was an increase (decrease) in net interest income and non-interest revenue and net income as follows: Personal and Commercial Client Group — $(39) and $(70); Private Client Group — $(13) and $(10); Investment Banking Group — $8 and $5; and Corporate Support, including Technology and Solutions — $44 and $75, respectively. The impact on the three and six months ended April 30, 2003 is not determinable.

Basis of presentation of results of operating groups:
Expenses are matched against the revenues to which they relate. Indirect expenses, such as overhead expenses and any revenue that may be associated thereto, are allocated to the operating groups using appropriate allocation formulas applied on a consistent basis. For each currency, the net income effect of funds transferred from any group with a surplus to any group with a shortfall is at market rates for the currency and appropriate term.
Provisions for credit losses (PCL) allocated to the banking groups are based on expected losses over an economic cycle. Differences between expected loss provisions and required provisions under generally accepted accounting principles (GAAP) are allocated to the Corporate Support Group.
Segmentation by geographic region is based upon the geographic location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the quarters in fiscal 2003, during which consolidated PCL is based upon the country of ultimate risk.
Prior periods are restated to give effect to the current period’s organization structure and presentation changes.

9